UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ORGANOGENESIS HOLDINGS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Class A Common Stock at an exercise price of $5.75 per half share

(Title of Class of Securities)

68621F 110

(CUSIP Number of Warrants)

Lori Freedman

Vice President and General Counsel

Organogenesis Holdings Inc.

85 Dan Road

Canton, Massachusetts 02021

(781) 575-0775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

William R. Kolb

Stacie S. Aarestad

Foley Hoag LLP

155 Seaport Boulevard

Boston, Massachusetts 02210

Tel: (617) 832-1000

CALCULATION OF FILING FEE

Transaction valuation[1]	Amount of filing fee[2]
$12,665,206.68	$1,535.03

[1]

Estimated for purposes of calculating the amount of the filing fee only. Organogenesis Holdings Inc. (the “Company”) is offering holders of all of the Company’s outstanding $5.75 per half share warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated October 10, 2016 (the “Public Warrants”) the opportunity to exchange such Public Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”) by tendering one Public Warrant in exchange for 0.095 Shares. The transaction value was determined by using the average of the high and low prices of the Public Warrants in the over-the-counter market on July 9, 2019, which was $0.41.

[2]

The amount of the filing fee assumes that all outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $121.20 for each $1,000,000 of the value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Organogenesis Holdings Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated October 10, 2016 (the “IPO Prospectus”), exercisable for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $5.75 per half share (the “Public Warrants”), to receive 0.095 Shares in exchange for every Public Warrant tendered by the holders thereof (approximately one Share for every 11 Public Warrants tendered). The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal and Consent, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal and Consent is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Organogenesis Holdings Inc., a Delaware corporation. The address of the Company’s principal executive offices is 85 Dan Road, Canton, Massachusetts 02021. The Company’s telephone number is (781) 575-0775.

(b) Securities. The subject class of securities consists of the Company’s outstanding Public Warrants. As of July 9, 2019, there were 30,890,748 Public Warrants outstanding, each of which is exercisable for one-half share of the Company’s ordinary shares, at an exercise price of $5.75 per one-half share. The actual number of Shares that will be issued will depend on the number of Public Warrants tendered and accepted for exchange and cancelled. If all of the outstanding Public Warrants are tendered and accepted for exchange, an aggregate of approximately 2,934,622 Shares will be issued in connection with the Offer. Public Warrants that are validly tendered and accepted for exchange will be cancelled.

The Offer relates to the Public Warrants issued pursuant to the IPO Prospectus, which trade through the Depository Trust Company. The Offer does not relate to the warrants issued in private placements that occurred contemporaneously with our initial public offering, none of which are currently outstanding. Any and all outstanding Public Warrants issued pursuant to the IPO Prospectus are eligible to be tendered pursuant to the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Public Warrants” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Organogenesis Holdings Inc., 85 Dan Road, Canton, Massachusetts 02021 and the telephone number for each such person is (781) 575-0775.

Name	Position
Gary S. Gillheeney, Sr.	Director, President and Chief Executive Officer
Timothy M. Cunningham	Chief Financial Officer
Patrick Bilbo	Chief Operating Officer
Lori Freedman	Vice President and General Counsel
Brian Grow	Chief Commercial Officer
Antonio S. Montecalvo	Vice President, Health Policy and Contracting
Howard Walthall	Executive Vice President, Strategy and Market Development
Alan A. Ades	Director
Maurice Ades	Director
Albert Erani	Director
Arthur S. Leibowitz	Director
Wayne Mackie	Director
Glenn H. Nussdorf	Director
Joshua Tamaroff	Director

Item 4. Terms of the Transaction.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 14” is incorporated herein by reference.

The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 5.C., Background and Purpose of the Offer and Consent Solicitation—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Public Warrants will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Public Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exchange of each Public Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.095 Shares.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information regarding ownership of Public Warrants set forth in the Offer Letter under “The Offer and Consent Solicitation, Section 5.D., Background and Purpose of the Offer and Consent Solicitation—Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer and Consent Solicitation—Interests of Directors and Executive Officers” is incorporated herein by reference. To the Company’s knowledge after reasonable inquiry none of its officers or directors engaged in any transactions in the Public Warrants required to be disclosed in this Item 8(b).

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer, Section 14. The Depositary, Information Agent and Financial Advisor” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. See the information set forth on page vi of the Offer Letter.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2019 (the “Form 10-K”) and (ii) the Company’s financial results for the first quarter ended March 31, 2019, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2019 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 10. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Letter.

(a)(1)(B)	Letter of Transmittal and Consent (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

Exhibit Number	Description

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on March 18, 2019).

(a)(5)(B)	The Amendment to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2018 (incorporated by reference to the Company’s filing with the SEC on April 30, 2019).

(a)(5)(C)	Form of press release.

(b)	Not applicable.

(d)(1)	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(2)	Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(3)	Warrant Agreement, dated as of October 10, 2016, between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on October 14, 2016).

(d)(4)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 filed with the Form S-1 (File No. 333-213465) filed by the Company on September 2, 2016).

(d)(5)	Controlling Stockholders Agreement dated as of December 10, 2018 by and among ORGO and the Controlling Entities (incorporated by reference to Exhibit 10.36 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(6)	Amended and Restated Registration Rights Agreement dated as of December 10, 2018 among ORGO, Avista Acquisition Corp., Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(7)	Stockholders Agreement dated as of December 10, 2018 among ORGO, Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P., and certain holders of Organogenesis Common Stock (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-37906) filed with the SEC on December 11, 2018).

(d)(8)	Form of Warrant Agreement to be entered into by Avista Healthcare Public Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-4/A (File No. 333-227090) filed with the SEC on August 29, 2018).

(d)(9)	Warrant Exchange Agreement dated as of July 9, 2019 by and among ORGO, Avista Capital Partners Fund IV L.P., Avista Capital Partners Fund IV (Offshore), L.P.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORGANOGENESIS HOLDINGS INC.

By:	/s/ Timothy M. Cunningham
Name:	Timothy M. Cunningham
Title:	Chief Financial Officer

Date: July 12, 2019